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                              August 30, 2021

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 1 to
Form S-3
                                                            Filed August 19,
2021
                                                            File No. 333-258441

       Dear Mr. Kuang:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Form S-3 filed August 19, 2021

       Prospectus Cover Page

   1. Your revised disclosure here and on page 3 states that you have "minimal operations" in
                                                        Hong Kong. We note,
however, from your Form 10-K for the fiscal year ended December
                                                        31, 2020 that you
generated 75% and 70% of your total revenues from Hong Kong in fiscal years 2019 and
2020, respectively. We note further from your Form 10-K
                                                        disclosure that you
have multiple subsidiaries domiciled in Hong Kong. Please revise the disclosure in your
registration statement to clarify the nature and extent of your operations and revenue generation
in Hong Kong, with a view to regulation by Chinese governmental authorities, or advise.
 Lee Chong Kuang
Greenpro Capital Corp.
August 30, 2021
Page 2

      Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameLee Chong Kuang
                                                         Division of
Corporation Finance
Comapany NameGreenpro Capital Corp.
                                                         Office of Technology
August 30, 2021 Page 2
cc:       Benjamin A. Tan
FirstName LastName